SUPPL

RECEIVED

2008 MAR 18 P 12:41

March 3, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

08001332

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 014/2008 and SSA-CP 017/2008**

  Subject: 1. Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in February 2008
  2. Notification of the Resolutions of the Board of Directors' Meeting No. 3/2008

  Date: March 3, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. Tanadit Charoenchan
Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

THAICOM

Shin Satellite Public Company Limited
(Company Registration No.163) 41/103 Rattanathibet Road, Nonthaburi 11000, THAILAND
Tel.(66)-2591-0736 to 49 Fax.(66)-2591-0705 to 6 www.thaicom.net

Summary Translation Letter
To the Stock Exchange of Thailand
March 3, 2008

SSA-CP 014/2008

March 3, 2008

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in February 2008.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:204490	1:1.02245		
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in February 2008, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	114,400	-	-	-
No. of remaining unexercised warrants (units)	1,804,100	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	233,936	-	-	-
No. of remaining shares reserved for warrants (shares)	3,689,267	6,026,200	7,732,100	10,058,800

Summary Translation Letter
To the Stock Exchange of Thailand
March 3, 2008

SSA-CP 017/2008

March 3, 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 3/2008

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Satellite Public Company Limited (the "Company") at its Meeting No. 3/2008 held on March 3, 2008 at 10.00 o'clock at the Thaicom 3 Meeting Room, 1st floor, Thaicom Satellite Station, No. 41/103 Rattanathibet Road, Nonthaburi, the Company adopted the following resolutions:

1. RESOLVED THAT the change of Company's name from "Shin Satellite Public Company Limited " to "THAICOM Public Company Limited" and to propose this matter to the shareholders meeting;

2. RESOLVED THAT the amendment to Clause 1. of the Memorandum of Association, the amendment to Article 1 and Article 53 of the Articles of Association, the new Company's seal, and to propose this matter to the shareholders meeting; and

3. RESOLVED THAT additional he made to the agenda of the Annual General Meeting of Shareholders for fiscal year 2008 be held on April 9, 2008 at 14.00 hours at the Auditorium room, 9th floor, Shinawatra Tower 3, Vibhavadee Rangsit Road, Chatuchak, Bangkok to include the change of the Company's name and the amendment of the MOA and AOA of the Company. The meeting agenda of the AGM for the year 2008, after the said addition, are as follows:

Agenda Item 1	Matters to be informed;
Agenda Item 2	To consider and approve the Minutes of the Extraordinary General Meeting of Shareholders No.1/2007 held on July 4, 2007;
Agenda Item 3	To consider and approve the report on the Company's operating results for the fiscal year 2007 prepared by the Board of Directors;
Agenda Item 4	To consider and approve the Company's balance sheets, profit and loss statement, and cash flow statements for the fiscal year 2007 ending December 31, 2007;
Agenda Item 5	To consider and approve the payment of dividend for the year 2007;
Agenda Item 6	To consider and approve the appointment of the Company's auditors and fixing the auditors' remuneration for the year 2008;
Agenda Item 7	To consider and approve the appointment of directors to replace those retired by rotation and the determination of the authorized signatories and the directors' remuneration for the year 2008;
Agenda Item 8	To consider and approve the change of the Company's name to be "THAICOM Public Company Limited"

Agenda Item 9	To consider and approve the amendment to Article 1, 2 and 43 of the Articles of Association
Agenda Item 10	To consider and approve the amendment to Clause 1 of the Memorandum of Association
Agenda Item 11	To consider any other issues (if any).

Please be informed accordingly.

END